HUNTON & WILLIAMS LLP 1900 K STREET, N.W. WASHINGTON, D.C. 20006-1109

TEL 202 • 955 • 1500 FAX 202 • 778 • 2201

JACK A. MOLENKAMP DIRECT DIAL: 202-955-1959 EMAIL: jmolenkamp@hunton.com

February 28, 2006	FILE NO: 54521.001016

U.S. Securities and Exchange Commission

Washington, DC 20549

ATTN: Sara W. Dunton, Sr. Attorney

RE:	FBR Securitization, Inc.
Registration Statement No. 333-131005

Ladies and Gentlemen:

We have enclosed for filing Amendment No. 1 to FBR Securitization, Inc.’s Form S-3 Registration Statement, File No. 333-130543. Our response to the SEC’s comment letter dated February 9, 2006 is set forth below.

REGISTRATION STATEMENT ON FORM S-3

General

1.    Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instructions I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant hereby confirms that it and the issuing entities formed by it or its affiliates with respect to mortgage loans have been current and timely with respect to their Exchange Act reporting over the last twelve months. The Depositor has one affiliate that has offered a class of asset-backed securities involving the same asset class, First NLC Securitization, Inc., and the CIK Code for that transaction, First NLC Trust 2005-4, is 0001347820.

2.     Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

U.S. Securities and Exchange Commission

February     , 2006

The Registrant hereby confirms that all material terms to be included in the finalized agreements will be disclosed in the final rule 424(b) prospectus, or that finalized agreements will be finalized simultaneously with or prior to the final prospectus.

3.    Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

The Registrant hereby confirms that it will continue to file unqualified legal and tax opinions at the time of each takedown.

4.    Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

The Registrant hereby confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.    We suggest explicitly incorporating the appendices into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

The Registrant has made this change to explicitly incorporate the appendices into the prospectus supplement.

PROSPECTUS SUPPLEMENT

Summary of Terms, page S-1

6.    With reference to your pre-funding account disclosure on page 62 of the base prospectus, please include bracketed language to reflect that the transaction may include the use of a pre-funding period. Refer to Item 1103(a)(5) of Regulation AB.

The Registrant has made the suggested changes.

The Originator, page S-21

7.    If there may be multiple originators, please consider including bracketed language to reflect that you will disclose which loans were originated by which originator.

U.S. Securities and Exchange Commission

February     , 2006

The prospectus supplements now provide that if material, the Registrant will identify the assets originated by each originator.

Certain Relationships and Related Transactions, page S-69

8.    Please revise to clarify that you will include all information that may be required by Item 1119 in a separate section in the prospectus, even if you include some of it in other parts of the prospectus.

The Registrant will consolidate all related-party information required by Item 1119 in a separate section.

BASE PROSPECTUS

Cover Page

9.    Please identify the sponsor on the cover page. Refer to Item 1102(a) of Regulation AB.

The Sponsor is disclosed on the cover page of the prospectus supplement. It is possible that one or more FBR-affiliated entities would serve as sponsor. To that end, information about the sponsor has been moved to the prospective supplement.

10.    Please revise your reference to credit support and derivative instruments in the fourth bullet point to briefly describe each type of credit support or derivative instrument that may be used. Refer to Item 1102(h) of Regulation AB.

The Registrant has made the requested change.

Risks Related to the Securities, page 13

Credit enhancement may not cover all losses on your securities, page 15

11.    We note your reference in the second paragraph of this risk factor that the issuing entity may employ “one or more financial instruments, such as interest rate or other swap agreements and interest rate cap, collar or floor agreements .” for any of your offerings. Please revise to include a discrete list of the types of agreements you may use. For example, we note that the section on page 65 refers only to guaranteed investment contracts, interest rate hedge agreements and currency exchange swap agreements. Also revise to ensure that your references to the types of derivative instruments that may be used in a takedown are consistent throughout the filing.

The Registrant has made the requested change.

U.S. Securities and Exchange Commission

February     , 2006

The Sponsor, page 29

12.    Please confirm that you have included all information that may be required by Item 1104 of Regulation AB; particularly Item 1104(c) and (d). For example, you reference MHC I, Inc.’s experience with subprime mortgages, but it is unclear whether the subprime mortgages were part of the entity’s five public MBS offerings sponsored in 2005. Also, what is the Sponsor’s “purchase program” referenced in the third paragraph of this selection? Please expand your discussion as appropriate.

The Registrant has revised the disclosure concerning MHC I.

Cash Flow Agreements and Derivate Instruments, page 65

13.    Please revise to include more specific information regarding the type of information that may need to be included in a prospectus supplement where one of the derivative agreements is used, such as a reference to Item 1115 of Regulation AB, which governs this disclosure.

The Registrant has made the requested change.

Item 17, Undertakings

14.    Please update your Item 512(a) undertaking to reflect the revisions made pursuant to Securities Offering Reform, Release No. 33-8591 (effective date December 1, 2005).

The Registrant has made the requested change.

Sincerely,

/s/ Jack A. Molenkamp

Jack A. Molenkamp